
July 1, 2025

Alex Shulga
Chief Financial Officer
Lithium Argentina AG
900 West Hastings Street , Suite 300
Vancouver, British Columbia
Canada V6C 1E5

    Re: Lithium Argentina AG
        Form 20-F for the Fiscal Year ended December 31, 2024
        Filed March 31, 2025
        File No. 001-38350

Dear Alex Shulga:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: James Guttman